April 29, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Ltd Amendment No. 3 to Registration statement on Form F-1 Filed March 28, 2024 File No. 333-272861

Ladies and Gentlemen:

We hereby submit the response of Ming Shing Group Holdings Ltd (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated April 23, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1.	We note that no sales of the shares covered by the resale prospectus shall occur until the ordinary shares sold in your IPO begin trading on the Nasdaq. However, we note your disclosure that the “resale of shares by the selling shareholder will occur at a fixed price of $[*] per share until [y]our ordinary shares are listed on Nasdaq.” We also note that the Selling Shareholder Plan of Distribution in the resale prospectus states that the resales may be at “fixed or negotiated” prices without reference to the Nasdaq listing. Please revise to reconcile these discrepancies and include clear disclosure of when shares covered by the resale prospectus may be sold and the fixed price at which they will be sold, and whether the shares will be sold at prevailing market prices or privately negotiated prices after the shares are listed on Nasdaq.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure as follows:

(i)	in the public offering prospectus on the cover page by removing reference to the language that indicated that resale of shares by the selling shareholder will occur at a fixed price of $[*] per share until our ordinary shares are listed on Nasdaq, and

(ii)	in the resale prospectus on the cover page by removing reference to the language that indicated that resale of shares by the selling shareholder may be at fixed or negotiated prices and on page Alt-4 to make clear that once, and if, our ordinary shares are listed on Nasdaq and there is an established market for the resale shares, the selling shareholder may sell his shares from time to time at the market price prevailing on Nasdaq at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers in response to the Staff’s comment.

Summary

Our Corporate Structure

Post-Offering (assuming the Selling Shareholder disposed the entire 625,000 Ordinary Shares... , page 9

2.	We note Chi Ming Lam currently owns 11,250,000 ordinary shares and intends to resell 625,000. However, the charts on pages 9 and Alt-9 show an increase in the number of shares held by Mr. Lam after the IPO and the resale to 11,875,000 despite the resale. In disregard, we note your disclosure on page Alt-16 that Mr. Lam will own 10,625,000 ordinary shares after the resale offering. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 9 and 99 and Alt-3 to clarify that Mr. Lam currently owns 11,250,000 ordinary shares and intends to resell 500,000 shares and after the IPO and resale will own 10,750,000 ordinary shares in response to the Staff’s comment.

General

3.	We note that the back cover page of your primary offering prospectus shows the logos for Pacific Century Securities, LLC and Revere Securities, LLC, but that only Revere Securities is identified as your underwriter elsewhere in the filing. Please revise to clarify the role of Pacific Century Securities, LLC in connection with the offering. Please also revise to reference the dealer prospectus delivery obligation, as required by Item 502(b) of Regulation S-K and Securities Act Rule 174.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure to remove the logos for Pacific Century Securities, LLC and to include the reference to the dealer prospectus delivery obligation, as required by Item 502(b) of Regulation S-K and Securities Act Rule 174 in response to the Staff’s comment.

U.S. Securities and Exchange Commission April 29, 2024 Page 2

* * * * *

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Chi Ming Lam, Chief Executive Officer Ming Shing Group Holdings Ltd